82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

RECEIVED
2009 AUG 26 A 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Bornheim, August 17, 2009

HORNBACH-Baumarkt-AG – File number 82-3729

09046813

Dear Sir or Madam,

Enclosed please find an ad-hoc announcement regarding a changing in the supervisory board. In addition please find ad-hoc announcements concerning the share buyback and the total number of voting rights for your documentation.

Kind regards,

Judith Sommer

pp. Judith Sommer

<u>Enclosures</u>

8/26

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder

82-3729

HORNBACH
Es gibt immer was zu tun.

11:38AM 2009.08.10 (GMT+1)

Ad hoc: Board of Management of HORNBACH-Baumarkt-AG resolves share buyback to facilitate issue of shares to employees

Bornheim, August 10, 2009. The Board of Management of Hornbach-Baumarkt-AG, based in Bornheim/Pfalz, ISIN DE0006084403, today resolved to acquire up to 20,000 own shares pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG). The shares are to be acquired already in preparation for the annual issue of shares to employees scheduled to take place at the end of 2009.

The buyback of shares on the basis of this management board resolution is to be undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

The buyback of shares will begin on August 11, 2009 and will run for a limited period expiring on December 31, 2009. The purchase price to be paid by the company per share (excluding acquisition expenses) may not exceed or fall short of the stock market price by more than 10%. The stock market price shall be taken in this respect to be the average of the closing prices in Xetra trading at the Frankfurt Stock Exchange on the five stock market trading days immediately preceding the respective acquisition. Moreover, the shares will not be acquired at a price in excess of that determined pursuant to Article 5 (1) of Regulation (EC) No. 2273/2003 of the European Commission dated 22 December 2003.

Further information concerning the buyback of shares has been published in the "Investor Relations/Share buyback" section on the internet and can be found at the following URL:

http://www.hornbach-holding.com/investor/en/php/cont_investor_buyback.php

Moreover, the transactions executed will also be published at this address pursuant to Article 4 (4) of Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

Hornbach-Baumarkt-AG HUGIN Online

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82-3729

RECEIVED

2009 AUG 26 A 2:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HORNBACH

Es gibt immer was zu tun.

5:23PM 2009.07.31 (GMT+1)

Total voting rights: Release of the total voting rights according to Article 26a of the WpHG (German Securities Trading Act) with the aim of pan-European distribution

HORNBACH-Baumarkt-AG (ISIN DE0006084403) hereby discloses that the total number of voting rights as of July 31, 2009 amounted to a total of 15,767,630 voting rights.

Bornheim bei Landau, July 31, 2009

HORNBACH-Baumarkt-AG
Hornbachstrasse
D-76879 Bornheim bei Landau/Pfalz
Germany

Hornbach-Baumarkt-AG

HUGIN Online

82-3729

HORNBACH

Es gibt immer was zu tun.

2:32PM 2009.07.10 (GMT+1)

Ad hoc: HORNBACH Share Option Plan: Approx. 26,500 subscription rights exercised

Bornheim bei Landau, July 10, 2009.

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, subscription rights were conditionally exercised in the latest two exercise windows lasting from June 26 to June 28, 2009 and from July 3 to July 9, 2009. In accordance with the terms and conditions governing the share option plan, the bank commissioned with the handling of the share option plan will place the orders for the sale of a total of approx. 26,500 shares in HORNBACH-Baumarkt-AG on the stock exchange over a period of up to five weeks following the Annual General Meeting, starting on Monday, July 13, 2009, thus protecting the share price.

Hornbach-Baumarkt-AG HUGIN Online

HORNBACH
Es gibt immer was zu tun.

1:19PM 2009.02.25 (GMT+1)

Ad hoc: Albrecht Hornbach Assumes Chairmanship of Supervisory Board

Bornheim bei Landau, February 25, 2009.
Responsibility for the Supervisory Board of HORNBACH-Baumarkt-AG (ISIN DE0006084403) will change hands at the beginning of the 2009/2010 financial year. As resolved by the Supervisory Board at today's meeting, Albrecht Hornbach, Supervisory Board member and Chairman of the Board of Management of HORNBACH HOLDING AG, will assume the chairmanship of the supervisory body of Germany's fourth-largest DIY store operator with effect from March 1, 2009.

The previous Chairman of the Supervisory Board, Dr. Wolfgang Rupf, will become the new Deputy Chairman of the Supervisory Board representing the company's shareholders from the beginning of the new financial year on March 1, 2009. In this function he will replace Wolfger Ketzler, a Supervisory Board member who will nevertheless continue to chair the company's Audit Committee. Dr. Wolfgang Rupf is Chairman of the Supervisory Board of the parent company, HORNBACH HOLDING AG.

Hornbach-Baumarkt-AG HUGIN Online